Exhibit 99.1

CORPORATE RELEASE	27 May 2026

Manchester United Plc Reports

Third Quarter Fiscal 2026 Results

Key Points

•	Generated operating profit for the 9 months to 31 March 2026 of £37.7 million, compared to a £3.2 million operating loss in the 9 months to 31 March 2025, as the Club continues to see the benefits of operating cost and headcount reduction programs implemented in the prior year, along with improved performance in the Premier League;
•	9 month adjusted EBITDA at £187.5 million, versus £145.3 million in the 9 months to 31 March 2025, a 29.0% increase;
•	The Men’s first team finished the Premier League season in 3rd place, qualifying for the UEFA Champions League for the 2026/27 season;
•	Announced Michael Carrick will continue as our men's first team Head Coach, having signed a new contract which will run to 2028;
•	The Women’s team finished the 2025/26 Women’s Super League season in 4th place and reached the Quarter-Finals of the Women’s Champions League for the first time in our history;
•	The Men’s Under 18 team had a strong year, finishing 2nd in the U18 Premier League and reaching the finals of the FA Youth Cup and U18 Premier League Cup, continuing our proud tradition of developing young talent;
•	Announced our 2026/27 pre-season preparations with matches taking place in Finland, Norway, the Republic of Ireland and in Sweden where we take on Atletico de Madrid in the Snapdragon Cup;
•	Agreed new contracts for key first team players Harry Maguire & Kobbie Mainoo;
•	Work continues behind the scenes on our ambition to build a new 100,000 seater stadium;
•	For fiscal 2026, the Company increases its revenue guidance to £655 million to £665 million; the Company also raises its Adjusted EBITDA guidance to between £200 million and £210 million

MANCHESTER, England – 27 May 2026 – Manchester United (NYSE: MANU; the “Company,” the “Group” and the “Club”) today announced financial results for the 2026 fiscal third quarter ended 31 March 2026.

Management Commentary

Omar Berrada, Chief Executive Officer, commented, “We feel very positive about the club’s progress this season and the continuing positive impact of our business transformation initiatives. Finishing third in the Premier League and securing qualification to next season’s UEFA Champions League is testament to our men’s team’s improved form on the pitch. Michael Carrick has done an excellent job in the 17 games he has overseen and we are delighted that he will continue as Head Coach.

Our women’s team reached the quarter final in the UEFA Women’s Champions League and also reached the final of the League Cup for the first time and will be participating once again in the World Sevens Series. On the academy side, reaching the FA Youth Cup and PL2 play-off finals is also an indication of our continued commitment to youth development.”

Outlook

For fiscal 2026, the Company increases its revenue guidance to £655 million to £665 million. The Company also raises its Adjusted EBITDA guidance to between £200 million and £210 million. The club remains committed to, and in compliance with, both the Premier League’s Profit and Sustainability Rules and UEFA’s Financial Fair Play Regulations.

Phasing of Premier League games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2025/26 season	6	13	12	7	38
2024/25 season	6	13	10	9	38
2023/24 season	7	13	9	9	38

Key Financials (unaudited)

	Three months ended 31 March			Nine months ended 31 March
£ million (except loss per share)	2026	2025	Change	2026	2025	Change
Commercial revenue	82.4	74.7	10.3%	245.1	245.1	-
Broadcasting revenue	64.9	41.3	57.1%	157.1	134.2	17.1%
Matchday revenue	42.2	44.5	(5.2)%	117.9	123.0	(4.1)%
Total revenue	189.5	160.5	18.1%	520.1	502.3	3.5%
Adjusted EBITDA(1)	84.7	51.2	65.4%	187.5	145.3	29.0%
Operating profit/(loss)	5.1	0.7	628.6%	37.7	(3.2)	-
Loss for the period (i.e. net loss)	(11.8)	(2.7)	(337.0)%	(14.3)	(29.1)	50.9%
Basic loss per share (pence)	(6.83)	(1.57)	(335.0)%	(8.25)	(17.09)	51.7%
Adjusted profit/(loss) for the period (i.e. adjusted net profit/(loss))(1)	5.1	(5.5)	-	6.6	(12.1)	-
Adjusted basic earnings/(loss) per share (pence)(1)	2.95	(3.19)	-	3.85	(7.07)	-
Non-current borrowings in USD (contractual currency)(2)	$650.0	$650.0	0.0%	$650.0	$650.0	0.0%

(1) Adjusted EBITDA, adjusted loss for the period and adjusted basic loss per share are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” on page 6 and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) In addition to non-current borrowings, the Group maintains a revolving credit facility which varies based on seasonal flow of funds. The outstanding balance of the revolving credit facility as of 31 March 2026 was £260.0 million and total current borrowings including accrued interest payable was £262.5 million.

Revenue Analysis

Commercial

Commercial revenue for the quarter was £82.4 million, an increase of £7.7 million, or 10.3%, over the prior year quarter.

•	Sponsorship revenue was £38.5 million, a decrease of £4.0 million, or 9.4%, over the prior year quarter, primarily due to the Club’s training kit sponsorship agreement with Tezos in the prior year, which ended before the start of the 2025/26 season, partially offset by other changes in our commercial partner mix.

•	Retail, Merchandising, Apparel & Product Licensing revenue was £43.9 million, an increase of £11.7 million, or 36.3%, over the prior year quarter, due to stronger trading related to improved on pitch performance, combined with a one-off credit relating to amended terms of our in-house e-commerce business launched in the prior year.

Broadcasting

Broadcasting revenue for the quarter was £64.9 million, an increase of £23.6 million, or 57.1%, over the prior year quarter, primarily due to the men’s first team estimating a higher Premier League finishing position for the 2025/26 season versus the 2024/25 season, combined with an increased value of the Premier League’s latest international broadcasting rights cycle.

Matchday

Matchday revenue for the quarter was £42.2 million, a decrease of £2.3 million, or 5.2%, over the prior year quarter, due to playing 3 fewer home matches compared to the prior year quarter, partially offset by improved performance of our Matchday revenue sector on a per game basis.

Other Financial Information

Operating expenses

Total operating expenses for the quarter were £179.1 million, an increase of £17.0 million, or 10.5%, over the prior year quarter.

Employee benefit expenses

Employee benefit expenses for the quarter were £70.8 million, a decrease of £0.4 million, or 0.6%, over the prior year quarter. The club continues to see the financial benefits of headcount reduction programs implemented during the prior year.

Other operating expenses

Other operating expenses for the quarter were £34.0 million, a decrease of £4.1 million, or 10.8%, over the prior year quarter. This is primarily due to decreased matchday costs associated with playing 3 fewer home matches in the quarter.

Depreciation and amortization

Depreciation for the quarter was £5.3 million, compared to £4.2 million in the prior year quarter. Amortization for the quarter was £52.4 million, an increase of £6.5 million, or 14.2%, over the prior year quarter, due to investment in the first team playing squad. The unamortized balance of registrations on 31 March 2026 was £520.8 million.

Exceptional items

Exceptional items for the quarter were a cost of £16.7 million, primarily as a result of costs associated with the exit of former men’s first team head coach Ruben Amorim, along with certain members of his coaching team. Exceptional items for the prior year quarter were a cost of £2.7 million, as result of compensation for loss of office costs incurred in relation to the restructuring of the club’s operations.

(Loss)/profit on disposal of intangible assets

Loss on disposal of intangible assets for the quarter was £5.2 million, primarily due to the write off of costs capitalised in respect of Ruben Amorim and certain members of his coaching team, compared to a profit of £2.3 million for the prior year quarter.

Net finance costs

Net finance costs for the quarter were £20.3 million, compared to £3.8 million in the prior year quarter. The movement was driven by an unfavourable swing in foreign exchange rates in the current quarter resulting in a £10.3 million unrealized foreign exchange loss on unhedged USD borrowings. This compares to a favourable swing in foreign exchange rates resulting in a £7.3 million unrealized foreign exchange gain on unhedged USD borrowings in the prior year quarter.

Income tax

The income tax credit for the quarter was £3.4 million, compared to a credit of £0.4 million in the prior year quarter.

Cash flows

Overall cash and cash equivalents (including the effects of exchange rate movements) increased by £16.5 million in the quarter to 31 March 2026, compared to a decrease of £22.5 million in the prior year quarter.

Net cash inflow from operating activities for the quarter was £27.3 million, compared to a net cash inflow in the prior year quarter of £22.3 million.

Net capital expenditure on property, plant and equipment for the quarter was £0.7 million, a decrease of £16.2 million over the prior year quarter, due to the significant improvements to our Carrington training facility that took place in the prior year.

Net cash inflow in relation to intangible assets for the quarter was £21.4 million, compared to net capital expenditure of £31.3 million in the prior year quarter. The current year quarter includes the impact of proceeds raised from the sale of future dated transfer fee receivables due from other football clubs.

Net cash outflow from financing activities for the quarter was £30.5 million, compared to a net cash outflow of £0.1 million in the prior year quarter. The current year quarter movement is mostly driven by a £30.0 million net repayment on our revolving credit facility.

Balance sheet

Our USD non-current borrowings as of 31 March 2026 were $650 million, which was unchanged from 31 March 2025. As a result of the year-on-year change in the USD/GBP exchange rate from 1.2913 at 31 March 2025 to 1.3216 at 31 March 2026, our non-current borrowings when converted to GBP were £490.1 million, compared to £500.9 million at the prior year quarter.

In addition to non-current borrowings, the Group maintains a revolving credit facility which varies based on seasonal flow of funds. Current borrowings at 31 March 2026 were £262.5 million compared to £212.3 million at 31 March 2025.

As of 31 March 2026, cash and cash equivalents were £60.9 million compared to £73.2 million at the prior year quarter. This movement is detailed further in the Statement of Cash Flows on page 11 of this release.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 148-year football heritage we have won 69 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers, per latest available survey data from 2019. Our large, passionate, and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Cautionary Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627) as supplemented by the risk factors contained in the Company’s other filings with the Securities and Exchange Commission.

Non-IFRS Measures: Definitions and Use

1.	Adjusted EBITDA

Adjusted EBITDA is defined as loss for the period before depreciation, amortization, exceptional items, profit on disposal of intangible assets, net finance costs and tax.

Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), material volatile items (primarily profit on disposal of intangible assets and exceptional items), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes). Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of loss for the period to adjusted EBITDA is presented in supplemental note 2.

2.	Adjusted profit/(loss) for the period (i.e. adjusted net profit/(loss))

Adjusted profit/(loss) for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on unhedged US dollar denominated borrowings (including foreign exchange losses immediately reclassified from the hedging reserve following change in contract currency denomination of future revenues), and fair value movements on embedded foreign exchange derivatives and foreign currency options, adding/subtracting the actual tax expense/credit for the period, and subtracting/adding the adjusted tax expense/credit for the period (based on an normalized tax rate of 25)%. The normalized tax rate of 25% is the current UK corporation tax rate. A reconciliation of loss for the period to adjusted profit/(loss) for the period is presented in supplemental note 3.

3. Adjusted basic and diluted earnings/(loss) per share

Adjusted basic and diluted earnings/(loss) per share are calculated by dividing the adjusted profit/(loss) for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. There is one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted earnings/(loss) per share are presented in supplemental note 3.

Key Performance Indicators

	Three months ended		Nine months ended
	31 March		31 March
	2026	2025	2026	2025
Revenue
Commercial % of total revenue	43.4%	46.6%	47.1%	48.8%
Broadcasting % of total revenue	34.3%	25.7%	30.2%	26.7%
Matchday % of total revenue	22.3%	27.7%	22.7%	24.5%

	2025/26 Season	2024/25 Season	2025/26 Season	2024/25 Season
Home Matches Played
PL	5	5	15	15
UEFA competitions	-	2	-	5
Domestic Cups	1	2	1	4
Away Matches Played
PL	7	5	16	14
UEFA competitions	-	2	-	5
Domestic Cups	-	1	1	2
Other
Employee benefit expenses % of revenue	37.4%	44.4%	42.2%	46.6%

Contacts
Investors: Roger Bell Chief Financial Officer Roger.Bell@manutd.co.uk	Media: Toby Craig Chief Communications Officer Toby.Craig@manutd.co.uk

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 31 March		Nine months ended 31 March
	2026	2025	2026	2025
Revenue from contracts with customers	189,497	160,564	520,149	502,329
Operating expenses	(179,190)	(162,128)	(525,508)	(544,206)
(Loss)/profit on disposal of intangible assets	(5,201)	2,271	43,019	38,662
Operating profit/(loss)	5,106	707	37,660	(3,215)
Finance costs	(26,758)	(13,783)	(63,309)	(44,749)
Finance income	6,439	10,019	7,609	12,018
Net finance costs	(20,319)	(3,764)	(55,700)	(32,731)
Loss before income tax	(15,213)	(3,057)	(18,040)	(35,946)
Income tax credit	3,436	347	3,806	6,820
Loss for the period	(11,777)	(2,710)	(14,234)	(29,126)

Basic loss per share:
Basic loss per share (pence)	(6.83)	(1.57)	(8.25)	(17.09)
Weighted average number of ordinary shares used as the denominator in calculating basic loss per share (thousands)	172,434	172,353	172,433	170,459
Diluted loss per share:
Diluted loss per share (pence) (1)	(6.83)	(1.57)	(8.25)	(17.09)
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted loss per share (thousands) (1)	172,434	172,353	172,433	170,459

(1) For the three and nine months ended 31 March 2026 and the three and nine months ended 31 March 2025, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of
	31 March 2026	30 June 2025	31 March 2025
ASSETS
Non-current assets
Property, plant and equipment	296,289	292,334	280,008
Right-of-use assets	3,043	7,145	7,394
Investment properties	19,224	19,433	19,503
Intangible assets	949,358	966,457	942,507
Deferred tax assets	29,472	24,927	25,336
Trade receivables	20,476	43,419	47,679
Derivative financial instruments	57	-	191
	1,317,919	1,353,715	1,322,618
Current assets
Inventories	13,687	13,053	12,003
Prepayments	18,401	17,438	19,460
Contract assets – accrued revenue	77,431	19,528	40,882
Trade receivables	100,666	133,728	123,122
Other receivables	1,309	13,694	1,696
Derivative financial instruments	110	472	21
Cash and cash equivalents	60,935	86,105	73,211
	272,539	284,018	270,395
Total assets	1,590,458	1,637,733	1,593,013

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of
	31 March 2026	30 June 2025	31 March 2025
EQUITY AND LIABILITIES
Equity
Share capital	56	56	56
Share premium	307,345	307,345	307,345
Treasury shares	(21,305)	(21,305)	(21,305)
Merger reserve	249,030	249,030	249,030
Hedging reserve	(628)	223	(550)
Accumulated losses	(355,093)	(341,616)	(337,161)
	179,405	193,733	197,415
Non-current liabilities
Contract liabilities - deferred revenue	12,566	5,915	6,234
Trade and other payables	171,140	205,359	181,866
Borrowings	490,140	471,855	500,883
Lease liabilities	2,859	7,899	7,752
Derivative financial instruments	660	2,599	3,272
	677,365	693,627	700,007
Current liabilities
Contract liabilities - deferred revenue	142,586	205,490	171,472
Trade and other payables	310,983	359,246	298,435
Income tax liabilities	651	566	1,022
Borrowings	262,458	165,119	212,318
Lease liabilities	485	572	836
Derivative financial instruments	2,476	3,403	4,333
Provisions	14,049	15,977	7,175
	733,688	750,373	695,591
Total equity and liabilities	1,590,458	1,637,733	1,593,013

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 31 March		Nine months ended 31 March
	2026	2025	2026	2025
Cash flows from operating activities
Cash generated from operations (see supplemental Note 4)	38,403	34,767	42,719	2,168
Interest paid	(11,375)	(12,952)	(29,201)	(31,723)
Interest received	413	667	1,490	2,423
Tax paid	(72)	(165)	(370)	(464)
Net cash inflow/(outflow) from operating activities	27,369	22,317	14,638	(27,596)
Cash flows from investing activities
Payments for property, plant and equipment	(808)	(16,856)	(19,538)	(34,091)
Payments for intangible assets	(41,672)	(36,063)	(257,870)	(239,720)
Proceeds from sale of intangible assets	63,176	4,803	143,642	44,141
Net cash inflow/(outflow) from investing activities	20,696	(48,116)	(133,766)	(229,670)
Cash flows from financing activities
Proceeds from issue of shares	-	-	-	79,985
Proceeds from borrowings	60,000	30,000	225,000	230,000
Repayment of borrowings	(90,000)	(30,000)	(125,000)	(50,000)
Debt finance costs paid	(353)	-	(2,455)	-
Principal elements of lease payments	(81)	(102)	(1,609)	(293)
Net cash (outflow)/inflow from financing activities	(30,434)	(102)	95,936	259,692
Effects of exchange rate movements on cash and cash equivalents	(1,102)	3,570	(1,978)	(2,764)
Net increase/(decrease) in cash and cash equivalents	16,529	(22,331)	(25,170)	(338)
Cash and cash equivalents at beginning of period	44,406	95,542	86,105	73,549
Cash and cash equivalents at end of period	60,935	73,211	60,935	73,211

SUPPLEMENTAL NOTES

1	General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands.

2	Reconciliation of loss for the period to adjusted EBITDA

	Three months ended 31 March		Nine months ended 31 March
	2026 £’000	2025 £’000	2026 £’000	2025 £’000
Loss for the period	(11,777)	(2,710)	(14,234)	(29,126)
Adjustments:
Income tax credit	(3,436)	(347)	(3,806)	(6,820)
Net finance costs	20,319	3,764	55,700	32,731
Loss/(profit) on disposal of intangible assets	5,201	(2,271)	(43,019)	(38,662)
Exceptional items	16,686	2,658	16,686	25,833
Amortization	52,352	45,867	161,104	148,560
Depreciation	5,309	4,254	15,115	12,803
Adjusted EBITDA	84,654	51,215	187,546	145,319

3	Reconciliation of loss for the period to adjusted profit/(loss) for the period and adjusted basic and diluted earnings/(loss) per share

	Three months ended 31 March		Nine months ended 31 March
	2026 £’000	2025 £’000	2026 £’000	2025 £’000
Loss for the period	(11,777)	(2,710)	(14,234)	(29,126)
Adjustments:
Exceptional items	16,686	2,658	16,686	25,833
Foreign exchange losses/(gains) on unhedged US dollar denominated borrowings	5,343	(7,285)	10,258	(8,033)
Fair value movement on embedded foreign exchange derivatives	(43)	348	(51)	2,079
Income tax credit	(3,436)	(347)	(3,806)	(6,820)
Adjusted profit/(loss) before income tax	6,773	(7,336)	8,853	(16,067)
Adjusted income tax credit (using a normalized tax rate of 25)%	(1,693)	1,834	(2,213)	4,017
Adjusted profit/(loss) for the period (i.e. adjusted net profit/(loss))	5,080	(5,502)	6,640	(12,050)

Adjusted basic earnings/(loss) per share:
Adjusted earnings/(loss) per share (pence)	2.95	(3.19)	3.85	(7.07)
Weighted average number of ordinary shares used as the denominator in calculating adjusted basic earnings/(loss) per share (thousands)	172,434	172,353	172,433	170,459
Adjusted diluted earnings/(loss) per share:
Adjusted diluted earnings/(loss) per share (pence) (1)	2.94	(3.19)	3.85	(7.07)
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating adjusted diluted earnings/(loss) per share (thousands) (1)	172,658	172,353	172,658	170,459

(1) For the three and nine months ended 31 March 2026 and the three and nine months ended 31 March 2025, potential ordinary shares are anti-dilutive, as their inclusion in the adjusted diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

4	Cash generated from operations

	Three months ended 31 March		Nine months ended 31 March
	2026 £’000	2025 £’000	2026 £’000	2025 £’000
Loss for the period	(11,777)	(2,710)	(14,234)	(29,126)
Income tax credit	(3,436)	(347)	(3,806)	(6,820)
Loss before income tax	(15,213)	(3,057)	(18,040)	(35,946)
Adjustments for:
Depreciation	5,309	4,254	15,115	12,803
Amortization	52,352	45,867	161,104	148,560
Loss/(profit) on disposal of intangible assets	5,201	(2,271)	(43,019)	(38,662)
Net finance costs	20,319	3,764	55,700	32,731
Non-cash employee benefit expense – equity-settled share-based payments	279	419	757	1,216
Foreign exchange losses on operating activities	471	2,883	3,385	2,731
Reclassified from hedging reserve	150	(1,067)	1,968	1,876
Changes in working capital:
Inventories	5,079	1,420	(634)	(8,460)
Prepayments	1,833	7,806	724	(1,607)
Contract assets – accrued revenue	(12,201)	18,965	(57,903)	(1,104)
Trade receivables	(6,863)	(38,112)	6,119	(87,355)
Other receivables	172	326	12,385	1,039
Contract liabilities – deferred revenue	(15,044)	7,836	(56,253)	(26,269)
Trade and other payables	(1,633)	(13,876)	(36,881)	1,044
Provisions	(1,808)	(390)	(1,808)	(429)
Cash generated from operations	38,403	34,767	42,719	2,168